KENMAR GLOBAL TRUST
                           Unaudited Account Statement
                       For the Month Ending July 31, 2001




                            STATEMENT OF INCOME(LOSS)

Trading Income (Loss)
Realized Trading Gain/(Loss)                                       $ (21,904.61)
Change in Unrealized Gain/(Loss)                                   $ 305,399.80
Gain/(Loss) on Other Investments                                   $  (3,318.80)
Brokerage Commission                                               $(144,069.13)
                                                                   ------------
Total Trading Income                                               $ 136,107.26

Expenses
Audit Fees                                                         $       0.00
Administrative and Legal Fees                                      $   7,548.60
Management Fees                                                    $       0.00
Incentive Fees                                                     $  45,277.37
Other Expenses                                                     $       0.00
                                                                   ------------
Total Expenses                                                     $  52,755.97

Interest Income                                                    $  44,188.50

Net Income(Loss) from the Period                                   $ 127,519.79
                                                                   ============


                  STATEMENT OF CHANGES IN NET ASSET VALUE (NAV)


Beginning of Month           $15,716,630.60
Addition                     $   373,000.00
Withdrawal                   $   (76,851.11)
Net Income/(Loss)            $   127,519.79
                             --------------
Month End                    $16,140,299.28

Month End NAV Per Unit       $        96.23

Monthly Rate of Return                 0.81%
Year to Date Rate of Return           -0.80%


                    To the best of our knowledge and belief,
                 the information above is accurate and complete:

/s/ KENNETH A. SHEWER                                 /s/ MARC S. GOODMAN

Kenneth A. Shewer, Chairman                           Marc S. Goodman, President

                    Kenmar Advisory Corp., General Partner of
                               Kenmar Global Trust

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     July 2001
                                                 -------------------------------
                                                  KENMAR
     Summary                                     -------------------------------
                                                  GLOBAL
                                                 -------------------------------
                                                  TRUST
                                                 -------------------------------

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Kenmar Global Trust (KGT) ended July up 0.81%, net of fees and expenses, as profits in the currencies, global interest rates, metals and tropicals erased losses in the energies, grains and meats. The Net Asset Value per Unit of KGT was $96.23 as of July 31, 2001.

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Allocation of Assets to Advisors


                     July 1 2001     Aug 1 2000
                     -----------     ----------
     Beacon              8%              7%

     C~View             25%             25%

     Grinham            25%             25%

     Transtrend         22%             23%

     Winton             20%             20%

---------------------------------------------------

Major U.S. equity indices seesawed for the month as investors weighed each new corporate earnings report and economic release. Nevertheless, at month-end, the Dow Jones and S&P 500 were largely unchanged while the Nasdaq closed in negative territory. European equities also finished July lower. Of all the major global equity indices, Japan's Nikkei was hardest hit, setting fresh 16-year lows three times during the month as the index spiraled downward in line with the sinking economy.

Comments by the U.S. Federal Reserve Chairman signaled the possibility of further interest rate cuts, sparking a rally in long bond prices. The European fixed-income market followed suit. Japanese Government Bond prices were volatile, at first falling sharply on government budget and supply concerns and then gaining on brisk institutional buying. In the FX arena, the U.S. dollar finally came under pressure against many of its European counterparts on increasing concerns over the U.S. economic outlook; at month-end, the greenback had lost ground against the euro, Swiss franc and British pound. In Japan, the yen weakened on news that authorities would not step in to curtail the currency's decline if it accurately reflected economic fundamentals and on a continued dismal outlook.

Turbulence beset the energy sector. Crude oil prices whipsawed on conflicting news -- OPEC production cuts vs. weak demand forecasts -- but closed relatively unchanged. Gasoline and natural gas prices followed the same course. In the metals, the depressed technology sector sent palladium and platinum prices skidding; on their descent, prices for these two metals fell closely in line as they are being used interchangeably in high tech applications. Prices for base metals similarly plunged, depressed by weak industrial production data. In the grains, both soybean and corn prices vacillated on changing weather forecasts during the critical growing season, but ended well above their opening levels. Sugar prices sank to near four-month lows on news of increased shipments from Brazil, the world's biggest sugar exporter. Coffee prices also weakened, hitting a 30-year low, pressured by a larger-than-expected harvest from Brazil, the world's largest coffee-producing country.

To the best of my knowledge and belief, the above information is accurate and complete.

Sincerely,

/s/ ESTHER ECKERLING GOODMAN

Esther Eckerling Goodman
Chief Operating Officer and
Senior Executive Vice President
Kenmar Advisory Corp., as Managing Owner
Kenmar Global Trust

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        PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS
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                contact Kenmar            PO Box 5150           Fax 203.552.1550
                Securities, Inc.          Greenwich, CT 06831